EXHIBIT H-1




                             PROPOSED FORM OF NOTICE


Allegheny Energy, Inc.  (70-      )
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     Allegheny Energy, Inc. ("Allegheny"), a registered holding company, hereby files this Application/Declaration pursuant to Sections 6(a) and 7, and Rule 54 under the Public Utility Holding Company Act of 1935, as amended, requesting that the Commission authorize Allegheny to issue shares of common stock, $1.25 par value (the "Common Stock"), pursuant to a Non-Employee Director Stock Plan (the "Plan"). Pursuant to the Plan, Allegheny proposes to issue up to 300,000 shares of Common Stock to its non-employee directors. The Plan will supersede and replace Allegheny's prior policy of granting $12,000 worth of Common Stock to non-employee directors annually as part of his or her director compensation. The Plan has been approved by the Allegheny Board of Directors and by Allegheny's stockholders at its 2004 annual meeting of stockholders.